[AMASYS LETTERHEAD]



                                January 25, 2007



Mr. Paul Cline
Senior Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Re:      AMASYS Corporation:  Form 10-KSB for the Fiscal
                  Year Ended June 30, 2005
                  Filed September 28, 2005 and Amended January 22, 2007 File No. 000-21555
                  -----------------------------------------------------


Dear Mr. Cline:

     This is in response to your comment letter dated October 20, 2006 concerning the above referenced Form 10-KSB filed on behalf of AMASYS Corporation (the "Company") on September 28, 2005. Below are the responses to the comments (in bold).

     General
     -------

1.   We continue to evaluate your response to prior comment 1.

     The Staff's comment is noted and the Staff is advised that the Company apprises the Division of Investment Management of all material developments. The company disclosed in its Form 8-K filed with the Securities and Exchange Commission on September 27, 2006 that it had entered into a share exchange agreement with World Mineral Corporation, a Nevada Corporation, pursuant to which it will acquire all of the shares of common stock of World Mineral Corporation ("WMC") from WMC shareholders solely in exchange for an aggregate of 14,775,000 newly issued shares of AMASYS common stock. As part of the contemplated transaction, AMASYS has signed agreements to redeem and convert all of its outstanding Series A Preferred Stock.

     Following the closing of the contemplated transaction, WMC will become a wholly-owned subsidiary of AMASYS and the newly issued shares held by WMC shareholders will represent approximately 74% of the total outstanding shares of common stock of AMASYS.

     AMASYS redeemed from the holders of its Series A Preferred Stock, pro rata to their respective ownership interests, 55,209 shares of AMASYS Series A Preferred Stock in consideration for: (a) AMASYS' entire interest in the outstanding promissory note in favor of AMASYS made by Comtex in the principal amount of $857,000; and (b) 2,153,437 shares of Comtex common

Mr. Paul Cline
January 25, 2007
Page 2


     stock. Pursuant to the agreement, the holders of the Series A Preferred Stock converted the balance of the Series A Preferred Stock, together with any and all rights to accrued but unpaid dividends thereon, into 2,111,860 shares of AMASYS Common Stock.

     Therefore, effective September 26, 2006, the Company neither owns any common stock of Comtex nor holds the promissory note from Comtex, and its remaining asset is cash which is being utilized to fund the proposed acquisition and all of which will be exhausted prior to consummation of the proposed transaction. The Company anticipates that upon conclusion of its transaction with WMC, it will not be an investment company as defined under the 1940 Act as it will own no equity in any other company and will begin operating as the Internet marketing and sales operation of the New York City based gem and mineral store.


2. In our letter dated January 27, 2006, we requested that management make certain representations to us. We note that your counsel has made such representations on your behalf. We believe such representations should be made by management. In response to this comment letter, please represent the following to us:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company acknowledges that:

     o It is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3. We note your response to prior comments 2, 3, 4, 6, 9, and 11. We continue to believe that the financial statements you have currently on file require an amendment in response to these prior comments. Please revise your financial statements accordingly.

     Please note that the Company filed the following documents with the Commission on January 22, 2007: an amended Form 10-KSB for the year ended

Mr. Paul Cline
January 25, 2007
Page 3


     June 30, 2005, an amended Form 10-QSB for the quarter ended September 30, 2005 and an amended Form 10-QSB for the quarter ended December 31, 2006.

     In accordance with prior comments 2, 3, 4, 6, 9 and 11 issued by the Staff in its letter dated January 27, 2006, the disclosures contained in the Company's revised fiscal year 2005 financial statements have been revised, as follows:


     a) disclosure has been included to specify how management considered the requirements of paragraphs 4(h) and 5 of FIN 46R in determining the accounting for the Company's investment in Comtex (See Note 2);

     b) a roll forward of the changes in both the Company;s equity investment in Comtex and its note receivable from Comtex that result from applying the equity method of accounting has been included (See Note
          2);

     c) disclosure has been included to specify how management determined that it could rely on a valuation by an outside consultant to value the derivative asset using the Black-Scholes model and to set forth all material assumptions used in the valuation and the reasons for significant fluctuations in the valuation (See Note 2);

     d) disclosure has been included to provide an analysis of changes in the value of the derivative asset (See Note 2);

     e) disclosure has been included to specify management's estimate of the fair value of the note receivable from Comtex and to specify the number of shares into which the note is convertible, the conversion price per share and the Comtex per share price (See Note 2);

     f) disclosure has been included to disclose the number of shares of securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented (See Note 6).

     There were no changes to the Company's balance sheet as of June 30, 2005, and the related statements of operations, stockholders' equity, and cash flows for the years ended June 30, 2005 and 2004, as previously reported.

     The Company is preparing to file its Form 10-QSB for the quarter ended March 31, 2006 and its subsequent filings with the SEC as soon as possible.


Note 2:  Summary of Significant Accounting Policies
---------------------------------------------------
Derivative Instruments, page F-7
--------------------------------

4. Please refer to prior comment 7. Please revise to disclose how management determined it could rely upon a valuation by an unqualified professional. Please tell us the name of the professional performing the valuation and the firm with which that professional is affiliated.

Mr. Paul Cline
January 25, 2007
Page 4


     Note 2: "Summary of Significant Accounting Policies-Derivative Instrument," on Page F-7 has been revised in response to the Staff's comment.


5. Please refer to prior comment 8. We note your response to our prior comment, but we do not believe that you have provided any information regarding the changes in the valuation of the derivative. Please provide us an analysis of the changes in the derivative valuation including any changes in the inputs to the valuation model, which would impact valuation, and provide your basis supporting such changes. In order to facilitate our review of the disclosure, please provide us a roll forward of the derivative from 2002 through the present time.

     Note 2: "Summary of Significant Accounting Policies-Derivative Instrument," on Page F-8 has been revised in response to the Staff's comment. A roll forward of the changes in both the Company's equity investment in Comtex and its note receivable from Comtex that result from applying the equity method of accounting is included in Note 2.

Fair Value of Financial Instruments, page F-9
---------------------------------------------

6. Please refer to prior comment 10. We continue to believe that the fair value of the note can be determined. Please revise to disclose the fair value of the note receivable from Comtex based upon the guidance of Appendix A of SFAS 107.

     Note 2: "Summary of Significant Accounting Policies-Derivative Instrument," on Page F-13 has been revised in response to the Staff's comment. Disclosure has been included to specify management's estimate of the fair value of the note receivable and to specify the number of shares into which the note is convertible, the conversion price per share and the Comtex per share price.

Note 6:  Earnings per Share, page F-12
--------------------------------------

7. Please refer to prior comment 12. Please revise to disclose the number of shares of securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

     Note 6: "Earnings Per Share" has been revised in response to the Staff's comment. Disclosure has been included to disclose the number of shares of securities that could potentially dilute basic EPS in the future that were not included in computation of diluted EPS because to do so would have been antidilutive for the periods presented.

Mr. Paul Cline
January 25, 2007
Page 5

     We trust the above information is responsive to the staff's comments. Please direct any additional comments or questions to the undersigned.

                                       Sincerely,


                                       /s/ C.W. Gilluly
                                       --------------------------------------
                                       C.W. Gilluly, Ed.D
                                       President and Chief Executive Officer
                                       AMASYS Corporation


cc:  Donald Walker, Securities and Exchange Commission
     Matthew Komar, Securities and Exchange Commission